Exhibit 11.1

EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three and Nine Months Ended September 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	September 30,		Septebmer 30,

(Dollars in thousands)	2004	2003	2004	2003

Net Income	$11,463	$100,326	$401,531	$304,248

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	55,990,999	55,498,706	55,898,485	53,513,927
Effect of dilutive shares:
Options outstanding	718,507	1,055,596	839,062	884,110
Options exercised	1,416	6,488	56,977	9,078
Options cancelled	478	1,227	1,938	820
Restricted shares	893	-	1,606	-

Average shares outstanding
- diluted	56,712,293	56,562,017	56,798,068	54,407,935

Net Income per common share:
Basic	$0.20	$1.81	$7.18	$5.69
Diluted	$0.20	$1.77	$7.07	$5.59